Exhibit 99.1

FOR IMMEDIATE RELEASE

For further information contact:

Fern Lazar / David Carey
Lazar Partners Ltd.
Phone: 1-212-867-1768
flazar@lazarpartners.com
dcarey@lazarpartners.com

Given Imaging Initiates 800-Patient Multi-Center, Pivotal Trial for
PillCam® COLON 2

-  Results Will Supplement Existing European Data to Support FDA 510(k) Submission -

YOQNEAM, Israel, June 6, 2011 – Given Imaging (NASDAQ: GIVN), a world leader in GI medical devices and pioneer of capsule endoscopy, today announced the initiation of and first PillCam® COLON 2 capsule procedures in a large, multi-center, pivotal PillCam® COLON 2 study, which will support the Company’s planned 510(k) submission to the U.S. Food and Drug Administration (FDA).  Seventeen sites will enroll a total of 800 patients, aged 50-75 years, who are at average risk for colonic polyps and comprise the normal screening population.

“While colonoscopy remains the most effective test for colorectal cancer screening, not everyone is willing to undergo colonoscopy. Only half of eligible Americans have had a screening test1, so we welcome additional tools that can help us increase compliance and lower the incidence of colorectal cancer,” said Douglas Rex*, MD, Distinguished Professor of Medicine and Chancellor's Professor, Indiana University School of Medicine and Director of Endoscopy, Indiana University Hospital. “We recently completed a survey demonstrating that patients who are noncompliant with their physician’s recommendation for a colonoscopy for colorectal cancer screening would prefer PillCam COLON capsule endoscopy over other screening modalities. Aspects of PillCam that are attractive include that it's less invasive, detects polyps better than some of the alternative tests and does not require either sedation or a driver to accompany the patient.”**

In the double-blind study, PillCam COLON 2 capsule endoscopy will be compared to optical colonoscopy with a primary endpoint of identifying patients with polyps greater than or equal to six millimeters (6 mm) in size and a secondary endpoint of identifying patients with polyps greater than or equal to 10 millimeters (10 mm) in size.  Patients first will undergo the PillCam COLON 2 capsule endoscopy procedure, with results sent to a central reading facility for review.  Patients will return to their trial site within four to six weeks for a colonoscopy procedure.  After the physician performs the colonoscopy, while the patient is still sedated, the PillCam COLON capsule endoscopy findings will be revealed, and the physician will be able to compare results to ensure all polyps were detected and removed.

1 Colorectal Cancer Facts and Figures: 2011-2013. American Cancer Society.

The sample size was arrived at by typical statistical calculations for the primary endpoint, sensitivity in detecting patients with polyps equal to or greater than 6 mm compared to colonoscopy findings.  In addition the sample size was adjusted to account for potential patient drop outs, which occur in all clinical trials.  Eleven sites in the US and six sites in Israel are participating in this pivotal trial.

“We are excited to begin the PillCam COLON 2 pivotal trial as we believe that this product will benefit the approximately fifty percent of Americans who should be getting screened for colon cancer but who are unwilling or unable to undergo colonoscopy. This study is designed to provide the data necessary to demonstrate the efficacy of PillCam COLON 2 as an additional tool in helping GI physicians identify colon polyps,” said Homi Shamir, President and Chief Executive Officer, Given Imaging Ltd. “PillCam COLON 2 incorporates next-generation PillCam Platform technology, which is being used in Europe and is incorporated into the PillCam ESO 3 video capsule, which was recently cleared by the FDA for visualizing the esophagus.”

PillCam COLON 2 video capsules feature bi-directional communications between the PillCam COLON 2 capsule and the DataRecorder 3, and an Adaptive Frame Rate (AFR), which adjusts the image capture rate from 4 frames per second (fps) to 35 fps, based on capsule movement. The system also includes RAPID® v7 software, featuring unique tools to increase physician reading efficiency and aid in image interpretation.

PillCam COLON 2 received the CE Mark in September 2009 and is commercially available throughout Europe, Latin America, Canada, Australia and parts of Asia. More than 2,000 patients have undergone PillCam COLON capsule endoscopy.

The company anticipates that it will take approximately one year to enroll and analyze data from the PillCam COLON 2 pivotal trial. Further information about this study can be obtained at ClinicalTrials.gov.

*Dr. Douglas Rex is a paid consultant of Given Imaging and an investigator in the PillCam COLON 2 pivotal trial.

**The survey described within this press release was sponsored by Given Imaging.

About Colon Cancer
Colorectal cancer remains a potentially fatal disease that generally can be prevented through early detection. Colon cancer occurs in the large intestine (colon), the lower part of the digestive system while rectal cancer occurs in the last 15-20 centimeters of the colon. Together, they're often referred to as colorectal cancers.

Colon and rectal cancers begin in the digestive system and develop when cells that line the colon or the rectum become abnormal and grow exponentially. Most cases of colon cancer begin as small, non-cancerous (benign) clumps of cells called adenomatous polyps. Only certain kinds of polyps have the potential to become cancerous, and in most people, colorectal cancers develop slowly over a period of several years. In the US alone, more than 51,000 people will die from colon cancer in 20102.

2 http://www.cancer.org/cancer/colonandrectumcancer/detailedguide/colorectal-cancer-key-statistics

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About PillCam COLON 2
The PillCam® COLON 2 video capsule is equipped with two miniature color video cameras (one on each end), a battery and an LED light source; it measures 11 mm X 31 mm. PillCam COLON 2 is designed to be ingested by the patient and transmit up to 35 frames per second for approximately 10 hours to a recording device worn by the patient. Data are transferred from the device to a computer that uses RAPID software to compile the video data and enable the physician to review and report the results of the PillCam study.

All medical procedures carry some risk.  The risks of PillCam® capsule endoscopy include capsule retention, aspiration, or skin irritation. PillCam COLON capsule endoscopy presents additional risks, including risks associated with the drug products used to prepare the patient for the procedure, which are currently used for colonoscopy, and to move the capsule through the patient’s digestive tract faster. It may also present other risks that are unknown, but which the clinical studies are designed to detect. Medical, endoscopic, or surgical intervention may be necessary to address any of these complications, should they occur.

About Given Imaging Ltd.
Since pioneering the field of capsule endoscopy in 2001, Given Imaging has become a world leader in GI medical devices, offering health care providers a range of innovative options for visualizing, diagnosing and monitoring the digestive system. The company offers a broad product portfolio including PillCam® video capsules for the small bowel, esophagus and colon [PillCam® COLON not approved for use in the United States.], industry-leading ManoScan™ high-resolution manometry and Bravo® wireless and Digitrapper® pH and impedance products. Given Imaging is committed to delivering breakthrough innovations to the GI community and supporting its ongoing clinical needs. Given Imaging's headquarters are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia, Vietnam and Hong Kong. For more information, please visit www.givenimaging.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) the level of adoption of our products by medical practitioners, (6) the emergence of other products that may make our products obsolete, (7) lack of an appropriate bowel preparation materials to be used with our PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) our ability to obtain reimbursement for our product from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) our ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations, (18) adverse events or product quality issues that could require us to recall products and impact our sales, and (19) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2010. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

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